BROOKFIELD TOTAL RETURN FUND INC.
Proxy Results (Unaudited)
May 31, 2013

At the Annual Meeting of Stockholders of the Fund held on February 26, 2013, the stockholders voted on a proposal to elect a Director Nominee or Class II Director to the Board of Directors of the Fund.  A description of the proposal and the shares voted in favor, shared voted against and shares abstaining with respect to the proposal were as follows:

	Shares Voted	Shares Voted	Shares Voted
	For	Against	Abstain

1. To elect to the Fund’s Board of Directors Rodman L. Drake	12,087,998	533,238	–